Exhibit 99.1

ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2007

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2006 Annual MD&A and our 2006 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 23 of our 2006 Annual Audited Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2006. This MD&A is current as of May 1, 2007.

In this MD&A, the terms “Cable and Telecom”, “we”, “us”, and “our” refer to Rogers Cable Inc. and our subsidiaries. References to “Rogers” and the “Rogers Group of Companies” are to Rogers Communications Inc. (“RCI”) together with its subsidiaries. Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are wholly owned by RCI. RCI is a diversified Canadian communications and media company which, in addition to its ownership of Cable and Telecom, provides wireless voice and data telecommunications services through its wholly owned subsidiary Rogers Wireless Inc. (“Wireless”), Canada's only carrier operating on the world standard GSM technology platform; and provides radio, television broadcasting, televised shopping, publishing businesses and sports entertainment through Rogers Media Inc. (“Media”), collectively referred to herein as the “Rogers Group of Companies”.

We are one of Canada’s largest providers of cable television, cable telephony and high-speed Internet access, and are also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies. Our business is comprised of the following segments:

Our Cable Operations segment has approximately 2.3 million basic cable subscribers at March 31, 2007, representing approximately 29.5% of basic cable subscribers in Canada. At March 31, 2007, we provided digital cable services to approximately 1.2 million subscribers and high-speed Internet service to approximately 1.3 million residential subscribers. Through Rogers Home Phone, we offer local telephone and long distance services to residential customers with both voice-over-cable and circuit-switched technologies and have approximately 774,000 subscriber lines at March 31, 2007.

Rogers Cable Inc.	1	First Quarter 2007

Our Rogers Business Solutions segment offers local and long distance telephone, enhanced voice and data services, and Internet Protocol (“IP”) access and application solutions to Canadian businesses and governments of all sizes, as well as making most of these offerings available on a wholesale basis to other telecommunications providers. At March 31, 2007, we had approximately 209,000 local line equivalents and 32,000 broadband circuits.

Our Rogers Retail segment offers digital video disc (“DVD”) and video game sales and rentals through Canada’s second largest chain of video rental stores. There were 465 Rogers Retail stores at March 31, 2007, many of which provide customers with the ability to purchase any of the four prime residential Rogers’ services (cable television, high-speed Internet, telephone and wireless), to pay their Rogers’ bills, and to pick up or return Rogers digital and cable modem equipment.

BASIS OF PRESENTATION

Effective January 2007, the Rogers Retail segment acquired the assets of approximately 170 Wireless retail locations. The combined operations are reported in the Rogers Retail segment.

In January 2007, we completed a previously announced internal reorganization whereby the Cable and Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations. As a result, beginning with the results for the three months ended March 31, 2007, we report on the following segments: Cable Operations, Rogers Business Solutions and Rogers Retail. Comparative figures have been reclassified to reflect this new segmented reporting.

Rogers Cable Inc.	2	First Quarter 2007

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

For the Three Months Ended March 31, 2007

	Three Months Ended March 31,
(In millions of dollars, except margin)	2007	2006 (5)	% Chg

Operating revenue
Cable Operations	$620	$543	14.2
Rogers Business Solutions	145	149	(2.7)
Rogers Retail stores	91	81	12.3
Intercompany eliminations	(1)	(1)	-
Total operating revenue	855	772	10.8

Operating expenses	631	575	9.7

Operating profit (loss) (1)
Cable Operations (2)	231	201	14.9
Rogers Business Solutions	(7)	13	n/m
Rogers Retail stores (3)	1	1	-
Integration costs (4)	(1)	(3)	n/m
Management fees	-	(15)	n/m
Total operating profit	224	197	13.7

Other expenses, net	(237)	(231)	2.6
Income (loss) for the period	$(13)	$(34)	(61.8)

Operating profit margin: (1)
Cable Operations	37.3%	37.0%
Rogers Business Solutions	(4.8%)	8.7%
Rogers Retail stores	1.1%	1.2%

Additions to property, plant and equipment ("PP&E") (1)
Cable Operations (2)	$125	$103	21.4
Rogers Business Solutions	23	8	187.5
Rogers Retail stores (3)	3	1	200
Total additions to PP&E	$151	$112	34.8

(1)  As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)  Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(3)  Rogers Retail operating expenses for the three months ended March 30, 2006 include a charge of $5 million related to the closure of 21 stores.
(4)  Integration costs incurred relate to the integration of the operations of Call-Net Enterprises Inc.
(5)  Certain prior year amounts have been reclassified to conform to the current year presentation.
n/m: not meaningful

Total operating revenue for the three months ended March 31, 2007 increased $83 million or 10.8% from the corresponding period in 2006, and total operating profit for the three months ended March 31, 2007 increased $27 million, or 13.7%, to $224 million from the corresponding period in 2006. See the following segment discussions for a detailed discussion of operating results.

Rogers Cable Inc.	3	First Quarter 2007

Effective December 31, 2006, we terminated the management fee arrangements which had previously been in place between RCI and Cable. As a result, there was no management fee expense for the three months ended March 31, 2007.

Reconciliation of Operating Profit to Income (Loss) for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2007 for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Three Months Ended March 31,
(In millions of dollars)	2007	2006	% Chg

Operating profit (1)	$224	$197	13.7
Depreciation and amortization	(177)	(160)	10.6
Operating income	47	37	27.0
Interest expense	(61)	(67)	(9.0)
Foreign exchange gain (loss)	1	(3)	n/m
Change in the fair value of derivative instruments	(1)	-	n/m
Other expense	(1)	-	n/m
Income tax recovery (expense)
Current	-	(1)	n/m
Future	2	-	n/m
Loss for the period	$(13)	$(34)	(61.8)

(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended March 31, 2007 increased $17 million, or 10.6%, compared to the corresponding period in 2006 due to the additions to property, plant and equipment.

Operating Income

Operating income for the three months ended March 31, 2007 was $47 million, an increase of $10 million, or 27.0%, from the $37 million earned in the corresponding period in 2006.

Rogers Cable Inc.	4	First Quarter 2007

Interest on Long-Term Debt

Interest expense for the three months ended March 31, 2007, including interest expense on intercompany debt, decreased by $6 million to $61 million compared to the corresponding period in 2006. The decrease in interest expense was primarily due to lower cost intercompany advances funding the $329 million aggregate net reduction in bank debt at March 31, 2007 compared to March 31, 2006 and the February 2007 repayment of the $450 million 7.60% Senior Secured Second Priority Notes.

Foreign Exchange Gain

The foreign exchange gain for the three month period ended March 31, 2007 was primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar during the first three months of 2007 compared to 2006.

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments for the three months ended March 31, 2007 of $1 million was a result of the changes in fair value of the ineffective portion of the derivative instruments.

Other Expense

Other expense of $1 million for the three months ended March 31, 2007 was primarily due to losses on the sale of property, plant and equipment.

Income Taxes

Our effective tax rate for the three months ended March 31, 2007 and 2006 was 13.3% and (3.0%), respectively. The effective tax rates were less than the 2007 and 2006 statutory tax rate of 36.1% due primarily to an increase in the valuation allowance recorded in respect of non-capital losses generated during the periods.

We recorded a net future income tax recovery for the three months ended March 31, 2007 of $2 million. The future income tax recovery was recorded net of a charge relating to an increase in the valuation allowance recorded in respect of losses generated in foreign jurisdictions.

In 2006, our parent, RCI, negotiated an income tax settlement with the Canada Revenue Agency (“CRA”) in respect of a reassessment received by RCI. In connection with the settlement, $90 million of non-capital losses carried forward by Cable and Telecom were to be transferred to RCI. The utilization of the tax losses was recorded in 2006 as a distribution to our shareholder, resulting in a $32 million charge to our contributed surplus. In April 2007, a dispute arose with the CRA regarding the implementation of the settlement agreement. RCI and the CRA are in ongoing discussions regarding this matter and no adjustments to the previously recorded amounts have been reflected in the unaudited interim consolidated financial statements at March 31, 2007.

Rogers Cable Inc.	5	First Quarter 2007

SEGMENT REVIEW AND ANALYSIS

As discussed under the “Basis of Presentation”, in January 2007, we completed a previously announced internal reorganization whereby the Cable and Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations. As a result, beginning with the results for the three months ended March 31, 2007, we report on the following segments: Cable Operations, Rogers Business Solutions and Rogers Retail. Comparative figures have been reclassified to reflect this new segmented reporting.

CABLE OPERATIONS

Summarized Financial Results

	Three Months Ended March 31,
(In millions of dollars, except margin)	2007	2006 (2)	% Chg

Operating revenue
Core Cable	$373	$342	9.1
Internet	143	122	17.2
Rogers Home Phone	104	79	31.6
Total	620	543	14.2

Operating expenses
Sales and marketing expenses	61	47	29.8
Operating, general and administrative expenses	328	295	11.2
Total	389	342	13.7

Operating profit (1)	$231	$201	14.9
Operating profit margin (1)	37.3%	37.0%

(1)   As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)   Certain prior year amounts have been reclassified to conform to the current year presentation.

Rogers Cable Inc.	6	First Quarter 2007

Summarized Subscriber Results

	Three Months Ended March 31,
(Subscriber statistics in thousands, except ARPU)	2007	2006	Chg

Cable homes passed	3,493.6	3,403.8	89.8

Basic Cable
Net additions (losses)	0.9	(3.6)	4.5
Total Basic Cable subscribers	2,278.0	2,260.2	17.8
Core cable ARPU (1)	$54.56	$50.47	$4.09

Internet
Net additions	42.1	40.3	1.8
Internet subscribers (residential)	1,338.7	1,176.5	162.2
Internet ARPU (1)	$35.75	$34.77	$0.98

Digital
Net additions	119.6	83.1	36.5
Terminals in service	1,617.0	1,222.7	394.3
Households, net additions	69.6	50.0	19.6
Households	1,203.6	963.3	240.3

Cable telephony subscriber lines
Net additions (2)	74.6	48.7	25.9
Total cable telephony subscriber lines	440.5	96.7	343.8

Circuit-switched subscriber lines
Net additions (losses and migrations) (2)	(16.3)	11.4	(27.7)
Total circuit-switched subscriber lines	333.1	402.0	(68.9)

Total residential telephony subscriber lines	773.6	498.7	274.9

Revenue generating units (3)
Net additions	170.9	146.8	24.1
Cable revenue generating units	5,593.9	4,898.7	695.2

(1) As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2) Includes approximately 18,400 migrations from circuit-switched to cable telephony for the three months ended March 31, 2007.
(3) Revenue generating units (RGUs) are comprised of basic cable subscribers, digital cable households, residential high-speed cable Internet subscribers and residential telephony subscribers.

Core Cable Revenue

The increases in Core Cable revenue for the three months ended March 31, 2007 reflect price increases, the growth in basic subscribers and the growing penetration of our digital products. The price increases on service offerings, effective March 2006 and March 2007, contributed to Core Cable revenue growth by approximately $14 million for the three months ended March 31, 2007. The remaining increase in revenue of approximately $17 million for the three months ended March 31, 2007 is primarily related to the impact of the growth in basic and digital subscribers.

Rogers Cable Inc.	7	First Quarter 2007

The digital subscriber base has grown by 24.9% from the corresponding period of 2006. This represents a 52.8% penetration of basic cable customers. Strong demand for our high definition and personal video recorder digital equipment combined with our Personal TV marketing campaign were contributors to the growth in our digital subscriber base of 69,600 households in the three months ended March 31, 2007.

Internet (Residential) Revenue

The increase in Internet revenues for the three months ended March 31, 2007 from the corresponding period in 2006 primarily reflects the 13.8% year-over-year increase in the number of Internet subscribers and certain price increases for our Internet offerings. The price increases on our Internet offerings, effective March 2006 and March 2007, contributed to the Internet revenue growth by approximately $8 million for the three months ended March 31, 2007. The remaining increase in revenue of approximately $13 million for the three months ended March 31, 2007 is largely the result of the impact of the growth in subscribers. The average monthly revenue per Internet subscriber has increased in the quarter compared to the corresponding period in 2006 given the price increases and partially offset with the change in product mix to more Lite and Ultra-Lite subscribers.

With the Internet subscriber base now at approximately 1.3 million, Internet penetration is 58.8% of basic cable households, and 38.3% of homes passed by our cable networks.

Rogers Home Phone Revenue

The growth in Rogers Home Phone revenue for the three months ended March 31, 2007 compared to the corresponding period in 2006 is mainly a result of incremental revenues from Rogers Home Phone voice-over-cable telephony service, which added almost 75,000 net new lines in the three month period ended March 31, 2007. Partially offsetting the increase in voice-over-cable telephony lines is a decline in the number of circuit-switched local lines of 16,300 for the three months ended March 31, 2007. During the quarter, there were 18,400 migrations from circuit-switched lines to cable telephony lines within our cable territory.

The overall net growth in the Rogers Home Phone subscriber base contributed to incremental local service revenues of approximately $26 million for the three months ended March 31, 2007 over the corresponding period in 2006.

The growth of the Rogers Home Phone service revenue was partially offset by a decline of approximately $3 million in long distance revenues for the three months ended March 31, 2007 compared to the corresponding period in 2006, reflecting ongoing declines in long distance only customers, pricing and usage.

Rogers Cable Inc.	8	First Quarter 2007

Cable Operations Operating Expenses

The increase in Cable Operations sales and marketing expenses of $14 million for the threemonths ended March 31, 2007 compared to the corresponding period of 2006 reflects the significant growth and expansion of the cable telephony service as well as the timing of promotional activities. The increases in operating, general and administrative costs for the three months ended March 31, 2007 compared to the corresponding period of 2006 were driven by the increases in digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming content, customer care, technical service, network operations and administration associated with the support of the larger subscriber bases.

Cable Operations Operating Profit

The Cable Operations operating profit for the three months ended March 31, 2007 increased by 14.9% from the corresponding period in 2006, reflecting the growth in revenue which outpaced the growth in operating expenses.

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three Months Ended March 31,
(In millions of dollars, except margin)	2007	2006	% Chg

Operating revenue	$145	$149	(2.7)

Operating expenses
Sales and marketing expenses	21	16	31.3
Operating, general and administrative expenses	131	120	9.2
Total operating expenses	152	136	11.8

Operating profit (loss) (1)	$(7)	$13	n/m
Operating profit margin (1)	(4.8%)	8.7%

(1)   As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Cable Inc.	9	First Quarter 2007

Summarized Subscriber Results

	Three Months Ended March 31,
(Subscriber statistics in thousands)	2007	2006	Chg

Local line equivalents (1)
Net additions	3.6	7.9	(4.3)
Total local line equivalents	208.5	179.5	29.0

Broadband data circuits (2)
Net additions	0.7	1.9	(1.2)
Total broadband data circuits (3)	31.7	23.4	8.3

(1)  Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)  Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(3)  Certain prior year amounts have been reclassified to conform to the current year presentation.

Rogers Business Solutions Revenue

The decrease in Rogers Business Solutions revenue reflects a decline in long distance and data revenues partially offset with growth in local service revenue. During the three months ended March 31, 2007, long distance and data revenues (including hardware sales) declined by $5 million and $3 million, respectively, compared to the corresponding period of 2006. Local service revenue grew by $4 million during the three months ended March 31, 2007 compared to the corresponding period of 2006.

Rogers Business Solutions ended the quarter with 208,500 local line equivalents and 31,700 broadband data circuits in service at March 31, 2007, representing year-over-year growth rates of 16.2% and 35.5%, respectively. Net additions for both local and data for this quarter were not as strong as the corresponding period of 2006 due to higher disconnects.

The decrease in long distance revenue resulted from the decline in the average revenue per minute by 7.3% this quarter versus the same period last year. Total minutes were relatively consistent versus the same period last year, however a higher mix of North American minutes versus international minutes resulted in a decrease in long distance revenue. The increase in minutes resulting from the sale of long distance minutes to Wireless and the increase in minutes sold to retail customers was offset by a decline in minutes sold to wholesale customers. The decline in the data revenue is a result of the decline in hardware sales compared to the corresponding quarter in 2006.

Rogers Business Solutions Expenses

Carrier charges, which are included in operating, general and administrative expenses, increased by $2 million for the three months ended March 31, 2007. Carrier charges represent approximately 59.0% of revenue in the three months ended March 31, 2007, compared to 56.6% of revenue in the corresponding period of 2006.

Rogers Cable Inc.	10	First Quarter 2007

Sales and marketing expenses increased by $5 million in the current period compared to the same period last year due to current year initiatives targeting the small and medium business markets.

The increase in other operating, general and administrative expenses of $11 million for the three months ended March 31, 2007 compared to same period last year are a result of the severance of certain executives in the quarter related to the realignment of Rogers Business Solutions within the Cable organization, increased support costs related to assets acquired from Bell/GT in December 2006 and an increase in overall network maintenance costs.

Rogers Business Solutions Operating Profit

Given the decline in revenue and the increase in costs, Rogers Business Solutions operating loss was $7 million for the three months ended March 31, 2007, compared to an operating profit of $13 million in the corresponding period of 2006.

ROGERS RETAIL

Summarized Financial Results

	Three Months Ended March 31,
(In millions of dollars, except margin)	2007	2006	% Chg

Operating revenue	$91	$81	12.3

Operating expenses (1)	90	80	12.5

Operating profit (2)	$1	$1	-
Operating profit margin (2)	1.1%	1.2%

(1)  Operating, general and administrative expenses for the three months ended March 31, 2006 include $5 million of costs related to the closure of 21 stores.
(2)  As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Retail Revenue

In January 2007, Rogers Retail acquired approximately 170 Wireless-owned retail locations. This segment provides our customers with a direct retail channel featuring all of our wireless and cable products and services.

The increase in Rogers Retail revenue of $10 million for the three months ended March 31, 2007 compared to the same period in 2006, was the result of the acquisition of 170 Wireless-owned retail stores in January 2007 partially offset by a decline in video rental and sales revenues of $1 million resulting from lower transactions and customer visits.

Rogers Cable Inc.	11	First Quarter 2007

Rogers Retail Operating Profit

The Rogers Retail operating profit of $1 million in the current period is consistent with the corresponding period in 2006 as increased revenue was offset by higher sales and marketing expenses.

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are on-going and highly capital-intensive. We categorize our Cable Operations additions to PP&E according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Cable Operations additions to PP&E are classified into the following five categories:

•   Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs of our cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized PP&E Additions

	Three Months Ended March 31,
(In millions of dollars)	2007	2006 (3)	% Chg

Cable Operations PP&E additions (1)
Customer premise equipment	$66	$52	26.9
Scaleable infrastructure	22	17	29.4
Line extensions	13	16	(18.8)
Upgrade and rebuild	4	1	n/m
Support capital	20	17	17.6
	125	103	21.4
Rogers Business Solutions PP&E additions (2)	23	8	187.5
Rogers Retail stores PP&E additions	3	1	200
	$151	$112	34.8

(1)
Included in Cable Operations PP&E additions is integration expenses related to the integration of Call-Net of $2 million and $5 million for the three months ended March 31, 2007 and 2006, respectively.

(2)
Included in Rogers Business Solutions PP&E additions is integration expenses related to the integration of Call-Net of $1 million and $1 million for the three months ended March 31, 2007 and 2006, respectively.

(3)	Certain prior year amounts have been reclassified to conform with the current year presentation.

Rogers Cable Inc.	12	First Quarter 2007

The increase in Cable Operations PP&E additions is primarily attributable to higher spending on customer premises equipment related to higher subscriber additions on voice-over-cable telephony service and the increase in digital boxes placed into service this quarter over the corresponding period last year. The increase in the Rogers Business Solutions additions to PP&E is mainly due to increased spending for network capacity.

LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three months ended March 31, 2007, cash generated from operations before changes in non-cash operating items, which is calculated by removing the effect of all non-cash items from net income, increased to $180 million from $144 million in the corresponding period of 2006. The $36 million increase is primarily the result of a $27 million increase in operating profit and a $6 million decrease in interest expense.

Taking into account the changes in non-cash working capital items for the three months ended March 31, 2007, cash generated from operations was $113 million, compared to $155 million in the corresponding period of 2006.

Funds raised in the three months ended March 31, 2007 totalled approximately $756 million, including cash generated from operations of $113 million together with $643 million additional funding, detailed as follows:

•	$575 million aggregate net intercompany unsecured subordinated advances from RCI; and

•	$68 million proceeds received on the sale of real estate to RCI

Net funds used during the three months ended March 31, 2007 totalled approximately $748 million, the details of which include funding:

•	additions to PP&E of $215 million, including $64 million of related changes in non-cash working capital;

•	the repayment at maturity of $450 million 7.60% Senior Secured Second Priority Notes due 2007 in February;

•	the acquisition of Fido and Rogers Plus stores from Rogers Wireless for $73 million; and

•	additions to Rogers Retail inventory and other net investments aggregating $10 million;

Taking into account the cash deficiency of $31 million at the beginning of the period and the fund uses described above, the cash deficiency at March 31, 2007 was $23 million.

Rogers Cable Inc.	13	First Quarter 2007

Financing

Our long-term debt instruments are described in Note 13 to the 2006 Annual Audited Consolidated Financial Statements and Note 4 to the Unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2007.

As mentioned above, during the three months ended March 31, 2007 we received $575 million aggregate net intercompany unsecured subordinated advances from RCI and repaid at maturity the $450 million principal amount of 7.60% Senior (Secured) Second Priority Notes due 2007.

In January 2007 we acquired the assets of approximately 170 retail locations with a carrying value of $20 million from Wireless for cash consideration of $73 million, which represented estimated fair value. Our Rogers Retail segment provides customers with a direct retail channel featuring all of the wireless and cable products and services of Wireless and Cable and Telecom. In addition, in January 2007 Cable and Telecom transferred certain real estate having a carrying value of $45 million to RCI in exchange for cash consideration of $68 million, which represented estimated fair value.

Credit Ratings Upgrades

In February 2007, Fitch Ratings increased the issuer default ratings for RCI, Wireless and Cable and Telecom to BBB- (from BB) and increased the senior secured debt ratings for Wireless and Cable and Telecom to BBB- (from BB+), while the senior subordinated debt rating for Wireless was affirmed at BB.

In March 2007, Moody’s Investors Service upgraded the senior secured debt ratings for Wireless and Cable and Telecom to Baa3 (from Ba1) and upgraded the senior subordinated debt rating of Wireless to Ba1 (from Ba2).

In April 2007, Standard & Poor’s Ratings Services raised its long term corporate credit ratings for RCI, Wireless and Cable and Telecom to BBB- (from BB+), increased the senior secured debt ratings for Wireless and Cable and Telecom to BBB- (from BB+) and raised the senior subordinated debt rating for Wireless to BB+ (from BB-).

As a result, the senior secured debt of Wireless and Cable and Telecom is now rated investment grade by each of Fitch, Moody’s and Standard & Poor’s.

Rogers Cable Inc.	14	First Quarter 2007

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk-management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes as a hedge.

During the three months ended March 31, 2007, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. As a result, on March 31, 2007 100% of our U.S. dollar-denominated debt remains hedged on an economic basis and on an accounting basis, as noted below.

(In millions of dollars, except percentages)	March 31, 2007			December 31, 2006

U.S. dollar-denominated long-term debt	US $	1,530		US $	1,530

Hedged with cross-currency interest rate exchange agreements	US $	1,530		US $	1,530

Hedged Exchange Rate		1.3837			1.3837

Percent Hedged		100.0	%(1)		100.0%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn $	2,292		Cdn $	2,742
Total long-term debt at fixed rates	Cdn $	2,292		Cdn $	2,742
Percent of long-term debt fixed		100.0%			100.0%

Weighted average interest rate on long-term debt		7.59%			7.59%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on March 31, 2007, Cable and Telecom accounted for 100% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt so that 100% of our U.S. dollar-denominated debt was hedged on an accounting basis, as well as on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Cable Inc.	15	First Quarter 2007

Outstanding Share Data

No shares were issued during the three months ended March 31, 2007.

Dividends and Distributions

No dividends or distributions were made during the three months ended March 31, 2007.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements were previously summarized in our 2006 Annual MD&A and discussed in Note 13 and Note 20 of the 2006 Annual Consolidated Financial Statements. There are no significant changes to our material contractual obligations since December 31, 2006.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2006 Annual MD&A. The significant changes to those regulations since December 31, 2006, are as follows:

Local Telephone Forbearance

On April 4th, 2007, the Federal Cabinet overturned the CRTC’s 2006 Local Forbearance Decision. Effective April 4th, 2007, the CRTC rules on winback (which prohibited the incumbent phone companies from contacting customers for three months after they chose an alternate telephone provider) and promotions (which imposed competitive safeguards for temporary pricing changes) were removed. In addition, the incumbent phone companies will be able to apply for deregulation by simply showing that they compete with a wireline facilities-based provider and a wireless facilities provider in a telephone exchange. As long as the competitive wireline facilities provider’s service is available to 75% of the subscribers in an exchange and the incumbents meet quality of service tests (which were reduced by the Cabinet), the incumbents will be deregulated within 120 days of application to the CRTC.

Rogers Cable Inc.	16	First Quarter 2007

Diversity of Ownership

In light of recent acquisition announcements in the Canadian broadcasting industry, the CRTC has launched a public proceeding in which it will review its approach to ownership consolidation and the availability of a diversity of voices in the broadcasting system. As part of its in-depth study, the CRTC will examine issues such as common ownership; concentration of ownership; horizontal and vertical integration; the benefits policy; licence trafficking; as well as the CRTC's relationship with the Competition Bureau. Written comments are to be provided by July 18, 2007, with a public hearing scheduled for Fall 2007. The CRTC's objective is to establish clearly articulated policy guidelines going forward. As a result, major transactions (and their stated divestitures) that have already been announced will be examined within the context of the rules already in force when the transactions were announced. Their consideration will not be delayed by the CRTC's diversity of voices hearing, and will instead be heard and processed in a timely manner.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2006 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2006.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that we define and describe in our 2006 Annual MD&A. While these key performance indicators are not measurements under Canadian or U.S. GAAP, we believe they allow us to appropriately measure our performance against our operating strategy as well as the results of our peers and competitors.They include:

•	Revenue components and average revenue per subscriber (“ARPU”);
•	Subscriber counts;
•	Operating profit;
•	Operating profit margin; and
•	Additions to PP&E.

See “Supplementary information” section for calculations of the Non-GAAP measures.

Rogers Cable Inc.	17	First Quarter 2007

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

There were no significant changes to the intercompany and related party arrangements from those disclosed in the 2006 Annual MD&A. The amounts disclosed in the following table reflect intercompany charges from (to) related parties:

	Financial Statement	Three months ended March 31,
(In millions of dollars)	Classification	2007	2006

RCI:
Cost of shared operating expenses	Operating, general and administrative
	expenses ("OG&A")	$57	$53
Rent expense	OG&A	8	-
Management fees	Management fees	-	15
Interest on notes payable	Interest expense	14	8
Cost of PP&E	Additions to PP&E	16	12
		95	88
RWI:
Subscriber activation commissions and customer service	Operating revenue	(14)	(12)
Long distance and roaming income	Operating revenue	(10)	(5)
Wireless products and services for resale	Cost of Rogers Retail store sales	14	7
Wireless products and services	OG&A	1	1
Rent expense	OG&A	-	1
Consolidated billing services	OG&A	5	1
		(4)	(7)
Media:
Access fees	Operating revenue	(2)	(2)
Programming fees	OG&A	6	6
		4	4
Other:
Programming fees paid to related broadcasters	OG&A	4	5

In addition, as discussed in the “Liquidity and Capital Resources” section, in January 2007 we acquired the assets of approximately 170 retail locations from Wireless and in January 2007 we transferred certain real estate to RCI.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2006 Annual Audited Consolidated Financial Statements, Notes thereto, and our 2006 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three months ended March 31, 2007, there were no changes to our critical accounting policies and estimates from those found in our 2006 Annual MD&A.

NEW ACCOUNTING STANDARDS

Financial Instruments

In 2005, the CICA issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges. The new standards are effective for our interim and annual financial statements commencing January 1, 2007.

Rogers Cable Inc.	18	First Quarter 2007

A new statement entitled “Unaudited Interim Consolidated Statement of Comprehensive Loss” was added to our unaudited interim consolidated financial statements and includes net loss for the period as well as other comprehensive income. Accumulated other comprehensive loss forms part of shareholder's equity.

Under the standards, all of our financial assets are classified as available-for-sale investments or as loans and receivables. Available-for-sale investments are carried at fair value on the consolidated balance sheet, with changes in fair value recorded in other comprehensive income (loss). Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method. Upon adoption, we determined that none of our financial assets are classified as held-for-trading or held-to-maturity and none of our financial liabilities are classified as held-for-trading. The impact of the classification provisions of the new standards on January 1, 2007 and March 31, 2007 was an adjustment of the carrying value of available-for-sale investments of an insignificant amount.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the statements of income. Any hedge ineffectiveness is recognized in net income immediately. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements on January 1, 2007 was an increase in derivative instruments of $263 million. This also resulted in a decrease in opening accumulated other comprehensive loss of $201 million, net of income taxes of $62 million, and an increase in opening deficit of $8 million, net of income taxes of $2 million, representing the ineffective portion of hedging relationships. As a result of the application of this standard, the impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements for the three months ended March 31, 2007 was a decrease in other comprehensive income of $8 million, net of income taxes, and an increase in the net loss of $1 million related to hedge ineffectiveness.

In addition, $19 million representing the foreign exchange loss on the notional amounts of the hedging derivatives was reclassified out of other comprehensive income and recognized in the unaudited interim consolidated statement of income. This amount offsets the foreign exchange gain recognized in the unaudited interim consolidated statement of income related to the carrying value of the U.S. dollar denominated debt.

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the unaudited interim balance sheet on the transition date and at March 31, 2007.

In addition, the unamortized deferred transitional gain of $12 million was eliminated upon adoption, the impact of which was a decrease to opening deficit of $7 million, net of income taxes of $5 million.

Effective January 1, 2007, we record all transaction costs for financial assets and financial liabilities in income as incurred. We had previously deferred these costs and amortized them over the term of the related debt. The carrying value of transaction costs at December 31, 2006 of $17 million, net of income taxes of $9 million, was charged to opening deficit on transition on January 1, 2007.

Rogers Cable Inc.	19	First Quarter 2007

In 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation. These new standards will become effective for the Company beginning January 1, 2008. We are currently assessing the impact of these two new standards.

SEASONALITY

Our operational results are subject to modest seasonal fluctuations from quarter-to-quarter. Specifically, subscriber additions and disconnections are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Rogers Retail operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle. Rogers Home Phone and Rogers Business Solutions do not have any unique seasonal aspects to their business.

Rogers Cable Inc.	20	First Quarter 2007

Rogers Cable Inc.
Supplementary Information
Calculations of Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended March 31,
except ARPU figures and operating profit margin)	2007	2006

Core Cable ARPU
Core Cable revenue	$373	$342
Divided by: Average basic cable subscribers	2,278.8	2,261.7
Divided by: 3 months	3	3
	$54.56	$50.47

Internet ARPU
Internet revenue	$143	$121
Divided by: Average Internet (residential) subscribers	1,333.3	1,157.6
Divided by: 3 months	3	3
	$35.75	$34.77

Cable Operations:
Operating Profit (before management fees)	$231	$201
Divided by Revenue	620	543
Cable and Internet Operating Profit Margin	37.3%	37.0%

Rogers Business Solutions:
Operating (Loss) Profit (before management fees)	$(7)	$13
Divided by Revenue	145	149
Rogers Business Solutions Operating Profit Margin	(4.8%)	8.7%

Rogers Retail Stores:
Operating Profit (1)	$1	$1
Divided by Revenue	91	81
Rogers Retail Stores Operating Profit Margin	1.1%	1.2%

(1) Rogers Retail operating profit for the three months ended March 31, 2006 includes a charge of $5 million related to the closure of 21 stores.

Rogers Cable Inc.	21	First Quarter 2007

SUPPLEMENTARY INFORMATION
Rogers Cable Inc.
Unaudited Historical Statements of Income and Other Financial Information

	2007			2006 (1)			2005 (1)(2)
(In millions of dollars except per share amounts)	Q1	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY

Operating Revenue
Cable	$373	$342	$355	$357	$367	$1,421	$318	$319	$326	$336	$1,299
Internet	143	122	131	132	138	523	105	109	110	117	441
Home Phone Service	104	79	86	91	99	355	73	77	75	75	300
Rogers Business Solutions	145	149	144	148	155	596	141	139	139	143	562
Rogers Retail stores	91	81	72	73	84	310	84	75	77	91	327
Intercompany eliminations	(1)	(1)	(1)	(1)	(1)	(4)	(1)	(1)	(1)	(1)	(4)
Total operating revenues	$855	$772	$787	$800	$842	$3,201	$720	$718	$726	$761	$2,925

Operating expenses
Cable Operations	$389	$342	$356	$375	$383	$1,456	$310	$323	$319	$326	$1,278
Rogers Business Solutions	152	136	126	142	143	547	129	127	124	128	508
Rogers Retail stores	90	80	71	69	83	303	76	72	73	88	309
Integration, restructuring and other charges	1	3	2	1	3	9	-	-	16	3	19
Management fees	-	15	16	16	17	64	10	10	10	11	41
Intercompany eliminations	(1)	(1)	(1)	(1)	(1)	(4)	(1)	(1)	(1)	(1)	(4)
Total operating expenses	$631	$575	$570	$602	$628	$2,375	$524	$531	$541	$555	$2,151

Operating profit
Cable Operations	$231	$201	$216	$205	$221	$843	$186	$182	$192	$202	$762
Rogers Business Solutions	(7)	13	18	6	12	49	12	12	15	15	54
Rogers Retail stores	1	1	1	4	1	7	8	3	4	3	18
Management fees	-	(15)	(16)	(16)	(17)	(64)	(10)	(10)	(10)	(11)	(41)
Integration, restructuring and other charges	(1)	(3)	(2)	(1)	(3)	(9)	-	-	(16)	(3)	(19)
Total operating profit (3)	$224	$197	$217	$198	$214	$826	$196	$187	$185	$206	$774

Depreciation and amortization	177	160	160	168	174	662	161	152	155	159	627
Operating income	47	37	57	30	40	164	35	35	30	47	147
Interest expense	(61)	(67)	(61)	(65)	(65)	(258)	(77)	(72)	(65)	(65)	(279)
Foreign exchange gain (loss)	1	(3)	4	3	(3)	1	(1)	(4)	8	(2)	1
Change in fair value of derivative instruments	(1)	-	-	-	1	1	1	-	-	1	2
Loss on repayment of long-term debt	-	-	-	-	-	-	-	-	-	(10)	(10)
Other income (expense)	(1)	-	-	(1)	1	-	(2)	-	(1)	-	(3)
Income tax (expense) recovery						-
Future	2	-	233	19	15	267	-	-	-	-	-
Current	-	(1)	1	-	2	2	(2)	(1)	(1)	(1)	(5)
Net income (loss) for the period	$(13)	$(34)	$234	$(14)	$(9)	$177	$(46)	$(42)	$(29)	$(30)	$(147)

Additions to PP&E (3)	$151	$112	$162	$207	$313	$794	$123	$202	$206	$211	$742

(1)   Prior year figures have been reclassified to conform to the current period’s presentation as discussed in the “Basis of Presentation” section.
(2)   Prior year figures have been restated and reclassified to conform to the current period’s presentation as discussed in Note 2 to the Annual Audited Consolidated Financial Statements.
(3)   As defined in our 2006 Annual MD&A - See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Cable Inc.	22	First Quarter 2007

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions generally constitute forward-looking statements. These forward-looking statements also include, but are not limited to, guidance relating to revenue, operating profit and property, plant and equipment expenditures, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this MD&A does not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of risk factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, the failure to achieve anticipated results from synergy initiatives, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, changes in law, litigation, tax matters, employee relations, pension issues and the level of competitive intensity amongst major competitors, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the section of this MD&A entitled “Updates to Risks and Uncertainties” in this Interim Quarterly MD&A, and also the section entitled “Risks and Uncertainties Affecting our Business” in our 2006 Annual MD&A.

Rogers Cable Inc.	23	First Quarter 2007

Additional Information

Additional information relating to us, including our Annual Information Form, Form 20-F and a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Cable Inc.	24	First Quarter 2007

Unaudited Interim Consolidated Financial Statements of

ROGERS CABLE INC.

Three months ended March 31, 2007 and 2006

ROGERS CABLE INC.
Unaudited Interim Consolidated Statements of Income
(In millions of dollars, except per share amounts)

	Three months ended
	March 31,
	2007	2006

Operating revenue	$855	$772

Operating expenses:
Cost of Rogers Retail sales	42	38
Sales and marketing	125	94
Operating, general and administrative	463	420
Integration and Rogers Retail store closures	1	8
Management fees	-	15
Depreciation and amortization	177	160

Operating income	47	37

Interest:
Long-term debt	(47)	(59)
Notes payable to Rogers Communications Inc.	(14)	(8)
	(61)	(67)
	(14)	(30)

Foreign exchange gain (loss)	1	(3)
Change in fair value of derivative instruments	(1)	-
Other expense	(1)	-

Loss before income taxes	(15)	(33)

Income tax expense (reduction):
Current	-	1
Future	(2)	-
	(2)	1

Loss for the period	$(13)	$(34)

Loss per share - basic and diluted (note 3)	$(0.06)	$(0.16)

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS CABLE INC.
Unaudited Interim Consolidated Balance Sheets
(In millions of dollars)

	March 31,	December 31,
	2007	2006

Assets

Current assets:
Accounts receivable	$170	$200
Other current assets	105	87
Due from affiliated company (note 7)	20	29
	295	316

Property, plant and equipment	3,418	3,470
Goodwill	926	926
Deferred charges	23	50
Future income tax assets	535	460
Other long-term assets	21	23

	$5,218	$5,245

Liabilities and Shareholder's Equity

Current liabilities:
Bank advances, arising from outstanding cheques	$23	$31
Accounts payable and accrued liabilities	423	562
Notes payable to Rogers Communications Inc.	1,933	1,358
Current portion of long-term debt (note 4)	1	451
Due to Rogers Communications Inc. and affiliated companies (note 7)	19	39
Unearned revenue	90	81
	2,489	2,522

Long-term debt (note 4)	1,939	1,958
Derivative instruments (note 1)	609	346
	5,037	4,826

Shareholder's equity (note 6)	181	419

	$5,218	$5,245

Contingencies (note 8)

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS CABLE INC.
Unaudited Interim Consolidated Statements of Deficit
(In millions of dollars)

	Three months ended
	March 31,
	2007	2006

Deficit, beginning of period:
As previously reported	$(2,784)	$(3,181)
Change in accounting policy related to financial instruments (note 1)	(18)	-
As restated	(2,802)	(3,181)

Loss for the period	(13)	(34)

Deficit, end of period	$(2,815)	$(3,215)

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS CABLE INC.
Unaudited Interim Consolidated Statement of Comprehensive Loss
(In millions of dollars)

Three months
ended
March 31,
2007

Comprehensive loss (note 1):
Loss for the period	$(13)
Other comprehensive income, net of income taxes:
Change in fair value of derivative instruments	11

Total comprehensive loss	$(2)

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS CABLE INC.
Unaudited Interim Consolidated Statements of Cash Flows
(In millions of dollars)

	Three months ended
	March 31,
	2007	2006

Cash provided by (used in):

Operating activities:
Loss for the period	$(13)	$(34)
Adjustments to reconcile loss for the period to cash flows from operating activities:
Depreciation and amortization	177	160
Rogers Retail rental depreciation	13	13
Future income taxes	(2)	-
Rogers Retail store closure expenses	-	2
Change in fair value of derivative instruments	1	-
Stock-based compensation expense	3	3
Other	1	-
	180	144
Change in non-cash operating working capital items	(67)	11
	113	155

Financing activities:
Issuance of long-term debt	110	989
Repayment of long-term debt	(560)	(927)
Capital distribution to Rogers Communications Inc.	-	(18)
Issuance of notes payable to Rogers Communications Inc.	661	70
Repayment of notes payable to Rogers Communications Inc.	(86)	(110)
	125	4

Investing activities:
Additions to property, plant and equipment	(151)	(112)
Change in non-cash working capital items related to property, plant and equipment	(64)	(8)
Additions to Rogers Retail inventory	(11)	(12)
Acquisitions of Fido and Rogers Plus stores (note 7)	(73)	-
Proceeds on sale of real estate to Rogers Communications Inc. (note 7)	68	-
Other	1
	(230)	(132)

Increase in cash and cash equivalents	8	27

Cash deficiency, beginning of period	(31)	(28)

Cash deficiency, end of period	$(23)	$(1)

Supplemental cash flow information:
Income taxes paid	$-	$1
Interest paid	59	57

The change in non-cash operating working capital items is as follows:
Decrease in accounts receivable	$29	$4
Increase in other current assets	(20)	(5)
Decrease in accounts payable and accrued liabilities	(74)	(11)
Increase in unearned revenue	9	18
Increase (decrease) in amounts due to Rogers Communications Inc. and affiliated companies, net	(11)	5

	$(67)	$11

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

See accompanying notes to unaudited interim consolidated financial statements.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

1.    Basis of presentation and accounting policies:

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of Rogers Cable Inc. and its subsidiaries (collectively the "Company"). The Company is a wholly owned subsidiary of Rogers Communications Inc. ("RCI"). The notes presented in these unaudited interim consolidated financial statements include only significant changes and transactions occurring since the Company's last year end and are not fully inclusive of all matters normally disclosed in the Company's annual audited consolidated financial statements. The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results.

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2006 (the "2006 financial statements") and follow the same accounting policies and methods of application as the 2006 financial statements, except for the change in segment reporting as described in note 2 and the adoption of new accounting policies described below:

Financial instruments:

In 2005, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3855, Financial Instruments - Recognition and Measurement, Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, and Handbook Section 3865, Hedges. The new standards are effective for the Company's interim and annual financial statements commencing January 1, 2007.

A new statement entitled "Unaudited Interim Consolidated Statement of Comprehensive Loss" was added to the Company's unaudited interim consolidated financial statements and includes loss for the period as well as other comprehensive income. Accumulated other comprehensive loss forms part of shareholder's equity.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

1.    Basis of presentation and accounting policies (continued):

Under the standards, all of the Company's financial assets are classified as available-for-sale investments or as loans and receivables. Available-for-sale investments are carried at fair value on the consolidated balance sheet, with changes in fair value recorded in other comprehensive income (loss). Loans and receivables and all financial liabilities are carried at amortized cost using the effective interest method. Upon adoption, the Company determined that none of its financial assets are classified as held-for-trading or held-to-maturity and none of its financial liabilities are classified as held-for-trading. The impact of the classification provisions of the new standards on January 1, 2007 and March 31, 2007 was an adjustment of the carrying value of available-for-sale investments of an insignificant amount.

All derivatives, including embedded derivatives that must be separately accounted for, are measured at fair value, with changes in fair value recorded in the statements of income unless they are effective cash flow hedging instruments. The changes in fair value of cash flow hedging derivatives are recorded in other comprehensive income, to the extent effective, until the variability of cash flows relating to the hedged asset or liability is recognized in the statements of income. Any hedge ineffectiveness is recognized in net income immediately. The impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements on January 1, 2007 was an increase in derivative instruments of $263 million. This also resulted in a decrease in opening accumulated other comprehensive loss of $201 million, net of income taxes of $62 million, and an increase in opening deficit of $8 million, net of income taxes of $2 million, representing the ineffective portion of hedging relationships. As a result of the application of this standard, the impact of remeasuring hedging derivatives on the unaudited interim consolidated financial statements for the three months ended March 31, 2007 was a decrease in other comprehensive income of $8 million, net of income taxes, and an increase in the net loss of $1 million related to hedge ineffectiveness.

In addition, $19 million representing the foreign exchange loss on the notional amounts of the hedging derivatives was reclassified out of other comprehensive income and recognized in the unaudited interim consolidated statement of income. This amount offsets the foreign exchange gain recognized in the unaudited interim consolidated statement of income related to the carrying value of the U.S. dollar denominated debt.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

1.    Basis of presentation and accounting policies (continued):

There are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the unaudited interim consolidated balance sheet on the transition date and at March 31, 2007.

In addition, the unamortized deferred transitional gain of $12 million was eliminated upon adoption, the impact of which was a decrease to opening deficit of $7 million, net of income taxes of $5 million.

Effective January 1, 2007, the Company records all transaction costs for financial assets and financial liabilities in income as incurred. The Company had previously deferred these costs and amortized them over the term of the related debt. The carrying value of transaction costs at December 31, 2006 of $17 million, net of related income taxes of $9 million, was charged to opening deficit on transition on January 1, 2007.

In 2006, the CICA issued Handbook Section 3862, Financial Instruments, Disclosures, and Handbook Section 3863, Financial Instruments, Presentation. These new standards will become effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of these two new standards.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

2.    Segmented information:

In January 2007, the Company completed a previously announced internal reorganization whereby the Cable and Internet and Rogers Home Phone segments were combined into one segment known as Cable Operations. The prior period comparative figures have been reclassified to reflect this presentation.

	Three months ended March 31, 2007					Three months ended March 31, 2006
		Rogers		Corporate			Rogers		Corporate
	Cable	Business	Rogers	items and	Consolidated	Cable	Business	Rogers	items and	Consolidated
	Operations	Solutions	Retail	eliminations	Totals	Operations	Solutions	Retail	eliminations	Totals

Operating revenue	$620	$145	$91	$(1)	$855	$543	$149	$81	$(1)	$772

Operating expenses:
Cost of Rogers Retail sales	-	-	42	-	42	-	-	38	-	38
Sales and marketing	61	21	43	-	125	47	16	31	-	94
Operating, general and administrative	328	131	5	(1)	463	295	120	6	(1)	420
Integration and Rogers Retail store closures	-	-	-	1	1	-	-	5	3	8
	$231	$(7)	$1	$(1)	224	$201	$13	$1	$(3)	212

Management fees					-					15

Depreciation and amortization					177					160

Operating income					47					37

Interest:
Long-term debt					(47)					(59)
Notes payable to Rogers Communications Inc.					(14)					(8)
Foreign exchange gain (loss)					1					(3)
Change in fair value of derivative instruments					(1)					-
Other income (expense)					(1)					-
Income tax expense (reduction)					2					(1)

Loss for the period					$(13)					$(34)

Additions to property, plant and equipment	$125	$23	$3	$-	$151	$103	$8	$1	$-	$112

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

2.    Segmented information (continued):

Product revenue:

Revenue is comprised of the following:

	Three months ended
	March 31,
	2007	2006

Core Cable services	$373	$342
Internet services	143	122
Rogers Home Phone services	104	79
Rogers Business Solutions	145	149
Rogers Retail stores	91	81
Corporate items and eliminations	(1)	(1)

	$855	$772

3.    Loss per share:

	Three months ended
	March 31,
	2007	2006

Numerator:
Loss for the period, basic and diluted	$(13)	$(34)

Denominator (in thousands):
Weighted average number of Class A common shares and Class B common shares, basic and diluted	218,166	218,166

Basic and diluted loss per share	$(0.06)	$(0.16)

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

4.    Long-term debt:

	Due	Principal	Interest	March 31,	December 31,
	date	amount	rate	2007	2006

Senior Secured Second Priority Notes	2007	$450	7.60%	$-	$450
Senior Secured Second Priority Notes	2011	175	7.25%	175	175
Senior Secured Second Priority Notes	2012	U.S. 350	7.875%	404	408
Senior Secured Second Priority Notes	2013	U.S. 350	6.25%	404	408
Senior Secured Second Priority Notes	2014	U.S. 350	5.50%	404	408
Senior Secured Second Priority Notes	2015	U.S. 280	6.75%	322	326
Senior Secured Second Priority Debentures	2032	U.S. 200	8.75%	230	233
Obligations under capital lease			8.84%	1	1
				1,940	2,409
Less current portion				1	451

				$1,939	$1,958

On February 6, 2007, the Company repaid, at maturity, the aggregate principal amount outstanding of the $450 million 7.60% Senior Secured Second Priority Notes.

5.    Pensions:

During the three months ended March 31, 2007, the Company made required contributions to the RCI pension plans in the amount of $3 million (2006 - $3 million) resulting in pension expense of the same amount. In addition, the expense related to unfunded supplemental executive retirement plans for the three months ended March 31, 2007 was nil (2006 - nil).

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

6.    Shareholder's equity:

							Accumulated
	Class A	Class B	Fourth	Seventh			other	Total
	Voting	Non-Voting	Preferred	Preferred	Contributed		comprehensive	shareholder's
	shares	shares	shares	shares	surplus	Deficit	income (loss)	equity

Balances, beginning of period:
As previously reported	$229	$1,347	$-	$162	$1,465	$(2,784)	$-	$419
Change in accounting policy related to financial instruments (note 1)	-	-	-	-	-	(18)	(201)	(219)
As restated	229	1,347	-	162	1,465	(2,802)	(201)	200

Loss for the period	-	-	-	-	-	(13)	-	(13)
Stock-based compensation	-	-	-	-	1	-	-	1
Other comprehensive income	-	-	-	-	-	-	11	11
Acquisition of Fido and Rogers Plus stores (note 7)	-	-	-	-	(40)	-	-	(40)
Transfer of real estate to RCI (note 7)	-	-	-	-	22	-	-	22

Balances, end of period	$229	$1,347	$-	$162	$1,448	$(2,815)	$(190)	$181

Shares issued:
100,000,000 Class A Voting shares
118,166,003 Class B Non-Voting shares
306,904 Fourth Preferred shares
151,800 Seventh Preferred shares

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

6.    Shareholder's equity (continued):

Stock-based compensation:

During the three months ended March 31, 2007, the Company recorded stock-based compensation expense of $3 million (2006 - $3 million) related to RCI stock option grants to employees; an amendment to the RCI option plans in the first quarter of 2006; RCI performance option grants to certain key employees; and RCI restricted share unit grants to employees.

During the three months ended March 31, 2007, the Company granted 290,405 (2006 - 286,080) RCI stock options to employees, including stock options and performance options.

The weighted average estimated fair value at the date of the grant for RCI options granted during the three months ended March 31, 2007 was $13.62 per share (2006 - $10.55 per share).

The weighted average exercise price of RCI stock options granted during the three months ended March 31, 2007 was $38.88 (2006 - $22.61) per share.

The fair values of RCI options granted or amended during the three months ended March 31, 2007 and 2006 were based on the following assumptions:

	Three months ended
	March 31,
	2007	2006

Risk-free interest rate	3.92%	4.05% - 4.11%
Dividend yield	0.42%	0.33%
Volatility factor of the future expected market prices of Class B Non-Voting shares	35.13% - 36.55%	37.49% - 42.30%
Weighted average expected life of options	4.7 - 6.0 years	4.9 - 5.6 years

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

6.    Shareholder's equity (continued):

During the three months ended March 31, 2007, 48,602 restricted share units of RCI were issued to employees of the Company (2006 - 74,630). As at March 31, 2007, 358,456 (December 31, 2006 - 309,854) RCI restricted share units were outstanding. These restricted share units vest at the end of three years from the grant date.

All prior period numbers of RCI options and restricted share units as well as exercise prices and fair values per individual award have been retroactively adjusted to reflect the two-for-one stock split of RCI's Class B Non-Voting shares in December 2006.

7.    Related party transactions:

The amount due from affiliated company is comprised of the following:

	March 31,	December 31,
	2007	2006

Rogers Wireless Inc. ("RWI")	$20	$29

The amounts due to RCI and affiliated companies are comprised of the following:

	March 31,	December 31,
	2007	2006
RCI	$17	$38
Rogers Media Inc. ("Media")	2	1

	$19	$39

The above amounts reflect intercompany charges for capital and operating expenditures and management fees that are short term in nature.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

7.    Related party transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Financial	Three months ended
	statement	March 31,
	classification	2007	2006

RCI:
Cost of shared operating expenses	Operating, general
	and administrative
	("OG&A")	$57	$53
Rent expense	OG&A	8	-
Management fees	Management fees	-	15
Interest on notes payable	Interest expense	14	8
Additions to PP&E	PP&E	16	12
		95	88

RWI:
Subscriber activation commissions and customer service	Operating revenue	(14)	(12)
Long distance and roaming income	Operating revenue	(10)	(5)
Wireless products and services	Inventory, cost of
for resale	Rogers Retail
	store sales	14	7
Wireless products and services	OG&A	1	1
Rent expense	OG&A	-	1
Consolidated billing services	OG&A	5	1
		(4)	(7)

Media:
Access fees	Operating revenue	(2)	(2)
Programming fees	OG&A	6	6
		4	4

Other:
Programming fees paid to broadcasters	OG&A	4	5

		$99	$90

RWI and Media are wholly-owned subsidiaries of the Company's parent, RCI.

Beginning January 1, 2007, the Company will no longer distribute $6 million per month or pay management fees on a regular basis to RCI.

ROGERS CABLE INC.
Notes to Unaudited Interim Consolidated Financial Statements (continued)
(Tabular amounts in millions of dollars, except per share amounts)

Three months ended March 31, 2007 and 2006

7.    Related party transactions (continued):

Effective January 2007, the Rogers Retail segment of the Company acquired the assets of approximately 170 RWI retail locations with a carrying value of $20 million and related future income tax assets of $13 million, for cash consideration of $73 million, which represented estimated fair value. The difference of $40 million has been recorded as a charge to contributed surplus. Rogers Retail will provide customers with a single direct retail channel featuring all of the wireless and cable products and services of RWI and the Company. Effective 2007, Rogers Retail is responsible for the operation of all retail stores owned by RCI.

During the three months ended March 31, 2007, the Company transferred certain real estate having a carrying value of $45 million and related future income tax assets of $1 million to RCI in exchange for cash consideration of $68 million, which represented estimated fair value. The difference of $22 million has been recorded as an increase to contributed surplus.

8.    Contingencies:

In 2006, the Company's parent, RCI, negotiated an income tax settlement with the Canada Revenue Agency ("CRA") in respect of a reassessment received by RCI. In connection with the settlement, $90 million of non-capital losses carried forward by the Company were to be transferred to RCI. The utilization of the Company's tax losses was recorded in 2006 as a distribution to the Company's shareholder, resulting in a $32 million charge to the Company's contributed surplus. In April 2007, a dispute with the CRA regarding the implementation of the settlement agreement has arisen. RCI and the CRA are in ongoing discussions regarding this matter and no adjustments to the previously recorded amounts have been reflected in the unaudited interim consolidated financial statements as at March 31, 2007.